Exhibit 99.4

AMENDMENT TO PLEDGE AGREEMENT

AMENDMENT, dated as of September 25, 2026 (the "Amendment"), to the PLEDGE AGREEMENT, dated as of March 10, 2010, as amended (the "Pledge Agreement"), from Warren B. Kanders (the "Pledgor"), in favor and for the benefit of BANK OF AMERICA, N.A. and its successors and assigns (the "Bank").

The parties desire to amend the Pledge Agreement.

Therefore, in consideration of the premises and the agreements herein, the Pledgor hereby agrees with the Bank as follows:

1. Definitions. All terms used herein which are defined in the Pledge Agreement and not otherwise defined herein are used herein as defined therein.

2. Amendments.

(a) Section 2(b)(i) of the Pledge Agreement is hereby amended and restated as follows:

> "(i) all debts, obligations or liabilities, of every kind or character of Debtor or any one or more of them to Bank, now or hereafter existing or incurred, whether absolute or contingent, primary or secondary, secured or unsecured, joint or several, voluntary or involuntary, due or not due, or incurred directly or indirectly or acquired by Bank by assignment or otherwise; including interest accruing after commencement of any insolvency, reorganization or like proceeding relating to any Debtor, whether or not allowed in such proceeding and further including all debt, obligations or liabilities arising under or incurred in connection with any and all letters of credit issued by Bank for the account of any Debtor or at the request of any Debtor and any reimbursement, indemnity or similar agreements given by any Debtor to Bank in connection therewith, arising under that certain (A) Loan Agreement, dated as of March 11, 2010, as amended, between Kanders Florida Holdings, Inc. ("KFH") and the Bank and (B) Loan Agreement, dated as of March 9, 2012, as amended (the "WBK Loan Agreement"), between Pledgor (collectively with KFH, the "Borrower") and the Bank (collectively, the "Loan Agreements") and all other instruments, documents and agreements of every kind and nature now or hereafter executed in connection with the Loan Agreements (including all renewals, increases, extensions, restatements and replacements thereof and amendments and modifications of any of the foregoing);"

(b) Section 3(d) of the Pledge Agreement and clauses (i) through (iii) of Section 3(d) of the Pledge Agreement are hereby amended and restated as follows:

"(d) Without limiting any other provision of this Agreement, if Pledgor now or hereafter pledges, assigns, mortgages or otherwise grants a security interest or other lien in all or any part of the Collateral to secure other indebtedness or obligations, now existing or hereafter arising, of Pledgor, any Debtor and/or any other third party to Bank (collectively, the "Other Indebtedness") and/or Pledgor, any Debtor and/or other third party now or hereafter pledges, assigns, mortgages or otherwise grants a security interest or other lien in other assets, including, without limitation, the assets pledged by Pledgor to the Bank to secure the obligations under the WBK Loan Agreement (collectively, "Other Collateral") to secure all or part of the Indebtedness, Pledgor acknowledges and agrees that:

(i) any pledge agreements, security agreements, assignments and/or mortgage instruments given to secure Other Indebtedness or evidencing such pledge, assignment, mortgage or other security interest or lien of any Other Collateral, shall be cumulative hereof to the extent any of the Other Indebtedness is not included in the definition of Indebtedness or unless otherwise indicated in writing and to the extent of any conflict between the applicable terms thereof, Bank shall be permitted to rely on such provisions as it selects in its sole discretion;

(ii) the percentage applied to the market value of any Other Collateral for the purpose of determining the advance and call ratios, if any, has been or will be set by Bank at the time such Other Collateral is pledged to Bank;

(iii) at the sole option of Bank, any or all Other Indebtedness may be aggregated with the Indebtedness as defined in this Agreement and any or all Other Collateral may be aggregated with the Collateral as defined in this Agreement for the purposes of any calculations made, from time to time, pursuant to this Section; it being understood and agreed that that advance and call ratios for the assets pledged by Pledgor to the Bank to secure the obligations under the WBK Loan Agreement will be aggregated with the Collateral for such purposes;"

(c) Section 1(a)(i) of Exhibit A to the Pledge Agreement is hereby amended and restated as follows:

"Account number(s) 8MM-19190 maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated in the name of Pledgor, for the benefit of Pledgor, or as a collateral account of Bank for Pledgor."

3. <u>Representations and Warranties</u>. The Pledgor hereby represents and warrants to the Bank as follows:

(a) The representations and warranties made by the Pledgor in the Pledge Agreement are true and correct on and as of the date hereof as though made on

and as of the date hereof (except to the extent such representations and warranties expressly related to an earlier date).

(b) The Pledgor has all requisite power and authority to execute, deliver and perform this Amendment and to perform the Pledge Agreement, as amended hereby.

(c) Neither the execution and delivery of this Amendment by Pledgor, nor the consummation of the transactions contemplated hereby, nor the fulfillment of, nor the compliance with, the terms, conditions or provisions hereof by Pledgor, will conflict with, result in a breach of, or constitute a default under (i) any statute, law, ordinance, rule or regulation applicable to Pledgor or the Collateral or (ii) any indenture, agreement or other instrument, or any judgment, order or decree, to which Pledgor is a party or by which any of his assets, including, without limitation, the Collateral, may be bound, which conflict, breach or default would have a material adverse effect on Pledgor's ability to perform his obligations under this Amendment, or the Pledge Agreement, as amended hereby, or the rights and remedies of the Bank under this Amendment or the Pledge Agreement, as amended hereby.

(d) Each of this Amendment and the Pledge Agreement, as amended hereby, constitutes the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms, except as may be limited by bankruptcy, insolvency or other similar laws and by general principles of equity.

4. Continued Effectiveness of the Pledge Agreement. Except as otherwise expressly provided herein, the Pledge Agreement and the other Loan Documents to which the Pledgor is a party are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects except that on and after the date hereof (i) all references in the Pledge Agreement to "this Agreement," "hereto," "hereof," "hereunder" or words of like import referring to the Pledge Agreement shall mean the Pledge Agreement as amended by this Amendment, and (ii) all references in the other Loan Documents to which the Pledgor is a party to the Pledge Agreement, "thereto," "thereof," "thereunder" or words of like import referring to the Pledge Agreement shall mean the Pledge Agreement as amended by this Amendment.

5. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but each of which taken together shall constitute one and the same agreement.

6. Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

7. Governing Law. This Amendment shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

BANK:

BANK OF AMERICA, N.A.

By: ______________________
Name: Jane R. Heller
Title: Managing Director

PLEDGOR:

______________________[(Seal)]
Warren B. Kanders
Printed Name